Exhibit 1

FOR IMMEDIATE RELEASE

ICAHN TO COMMENCE TENDER OFFER FOR

LIONS GATE’S CONVERTIBLE SENIOR SUBORDINATED NOTES

New York, New York, March 19, 2009

Contact: Susan Gordon (212) 702-4309

Carl C. Icahn announced today that his affiliated entities expect to commence tomorrow, Friday, March 20, 2009, the previously announced offer to purchase for cash any and all of the $150,000,000 aggregate principal amount of Lions Gate Entertainment Inc.’s 2.9375% Convertible Senior Subordinated Notes due 2024, at a price of $750 for each $1,000 of principal amount of such notes tendered, and any and all of the $175,000,000 aggregate principal amount of Lions Gate Entertainment Inc.’s 3.6250% Convertible Senior Subordinated Notes due 2025, at a price of $730 for each $1,000 of principal amount of such notes tendered, in each case plus accrued but unpaid interest from the last interest payment date to, and including, the date of purchase.

The offer will not be subject to any financing condition and there will be no conditions to the offer based on any minimum amount of notes being tendered. The offer will only be subject to customary conditions, including that no material adverse change occurs at Lions Gate.

All inquiries regarding the offer should be directed to Edward McCarthy or Kristian Klein of D.F. King & Co., Inc., the Information Agent for the offer, at (212) 269-5550.

When commenced, the terms and conditions of the tender offer will be set forth in an Offer to Purchase and other related materials that will be available from the Information Agent.

This press release is neither an offer to purchase nor a solicitation to buy any of the Notes, nor is it a solicitation for acceptance of the offer. The offer is not being made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. Neither of the Offeror or the Information Agent makes any recommendation in connection with the offer.